

07001895

S MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2007 WASH., D.C.

SEC FILE NUMBER
8- 67032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taberna Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Garrard (404) 401-4185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Garrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tabrena Securities, LLC, as of Feb 26 12-31-06, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FINOP

Title

STEVEN BOWMAN
Notary Public, Henry County, GA
My Commission Expires 4/25/2010

Steven Bowman

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Taberna Securities LLC (a wholly owned subsidiary of Taberna Realty Finance Trust)

Financial Statements

December 31, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

The member of
Taberna Securities LLC

We have audited the accompanying statement of financial condition of Taberna Securities LLC (a wholly owned subsidiary of Taberna Realty Finance Trust), as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Taberna Securities LLC, as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 15, 2007

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Taberna Securities LLC

Statement of Financial Condition

December 31, 2006

(in thousands)

ASSETS	
Cash	$ 5,501
Deposit with clearing firm	100
Other assets	405
Total assets	$ 6,006
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 362
Payable to affiliates	2,370
Total liabilities	2,732
Member's equity	3,274
Total liabilities and member's equity	$ 6,006

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Income

Year ended December 31, 2006

(in thousands)

Revenue	
Origination fees	$ 28,303
Interest and other income	440
Total revenue	28,743
Expenses	
Origination expenses	7,863
Expenses incurred by affiliate	6,407
Regulatory fees	38
Other expenses	226
Total expenses	14,534
Income before income taxes	14,209
Income tax expense	(6,423)
Net income	$ 7,786

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Changes in Member's Equity

Year ended December 31, 2006

(in thousands)

	Total
Balance at January 1, 2006	$ 988
Net income	7,786
Distributions to member	(5,500)
Balance at December 31, 2006	$ 3,274

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Statement of Cash Flows

Year ended December 31, 2006

(in thousands)

Cash flows from operating activities	
Net income	$ 7,786
Change in operating assets and liabilities:	
Deposit with clearing organization	(100)
Other assets	(403)
Accrued expenses	362
Net cash provided by operating activities	7,645
Cash flows from financing activities	
Increase in payable to affiliates	2,370
Distributions to member	(5,500)
Net cash used in financing activities	(3,130)
Net increase in cash	4,515
Cash at beginning of year	986
Cash at end of year	$ 5,501

The accompanying notes are an integral part of this statement.

Taberna Securities LLC

Notes to Financial Statements

December 31, 2006

(in thousands)

NOTE 1 - ORGANIZATION

Taberna Securities LLC (the Company) is a Delaware limited liability company. The Company was formed on February 3, 2005. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

The Company is wholly-owned by Taberna Realty Finance Trust (Taberna Realty), a Maryland real estate investment trust (REIT). The Company has elected to be treated as a taxable REIT subsidiary under the Internal Revenue Code. As a wholly-owned subsidiary of Taberna Realty, the Company utilizes the employees and other general and administrative support provided by Taberna Capital Management LLC (Taberna Capital). As a result, the financial condition and results of operations presented herein may not be indicative of the financial condition and results of operations that may have occurred if the Company was not a wholly-owned subsidiary of Taberna Realty.

On December 11, 2006, Taberna Realty completed its planned merger with RAIT Financial Trust (RAIT) announced on June 8, 2006. The merger was a stock-for-stock merger in which the common shares of Taberna Realty were exchanged into 0.5389 RAIT common shares. RAIT is a publicly held Maryland REIT, trading under the ticker symbol "RAS." The merger was accounted for on RAIT's financial statements under purchase accounting as proscribed in Statement of Financial Accounting Standards No. 141, "Business Combinations." These financial statements do not reflect any purchase accounting adjustments as RAIT is completing its purchase accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Deposit with Clearing Firm

The Company maintains a $100 interest bearing account with its clearing agent. This account is not insured by the FDIC.

(Continued)

(in thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

c. Revenue Recognition

The Company earns origination fees in connection with the origination of trust preferred securities, subordinated debentures and other debt instruments. These fees and clearing expenses are recorded on a trade date basis as securities transactions occur.

d. Expenses incurred by Affiliate

The Company and Taberna Capital are wholly-owned subsidiaries of Taberna Realty and shares employees, office space, and other general and administrative items. Costs directly attributable to securities transactions are paid and recorded by the Company. Costs indirectly associated with securities transactions, including employee salaries, bonuses, employee benefits, office space, and other general and administrative costs, are allocated to the Company based on the portion of time spent by employees on securities transactions or administrative matters relating to the Company's business activities.

NOTE 3 - INCOME TAX EXPENSE

The Company records income taxes in accordance with SFAS No 109, "Income Taxes." The components of the Company's income tax expense is as follows:

Federal	$	4,973
State and local		1,450
Provision for income taxes	$	6,423

The Company's effective tax rate for the year ended December 31, 2006 was 45.2% and was comprised of the following:

Federal statutory rate	35.0%
State and local rates, net of federal benefit	10.1%
Other	0.1%
Effective tax rate	45.2%

The Company did not have any deferred tax assets or liabilities as of December 31, 2006.

(in thousands)

NOTE 4 - RELATED PARTY TRANSACTIONS

Taberna Realty's Chief Executive Officer, Daniel G. Cohen, holds controlling positions in various companies with which the Company or an affiliate conducts business. Taberna Capital maintains a shared service agreement with Cohen Brothers LLC. Pursuant to the share service agreement, the Company and Taberna Capital share office space and related resources with Cohen, which is majority owned by Daniel G. Cohen. The term of the shared service agreement extends to July 1, 2008. Taberna Capital entered into a separate five-year sub-lease agreement with Cohen for shared office space and facilities commencing April 1, 2006, and expiring March 31, 2011. The Company's allocated portion of expenses associated with this shared service agreement and the separate five-year sub-lease agreement was $64 for the year ended December 31, 2006.

Cohen provided origination services by introducing issuers of trust preferred securities and subordinated debentures to the Company. For these services, the Company paid Cohen approximately $498 in origination expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of the greater of $100 or 12 ½ % of aggregate indebtedness. As applied to the Company, the rule requires minimum net capital of $342. As of December 31, 2006, the Company's net capital was $2,769, which exceeds the minimum requirements by $2,427..

NOTE 6 - EXEMPTIVE PROVISIONS

The Company is exempt from the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2006.

NOTE 7 - CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.



SUPPLEMENTAL INFORMATION

Taberna Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital		
Total member's equity	$	3,274
Deductions		
Non-allowable assets		
Deposit with clearing firm		100
Other assets		405
Total deductions		505
Net capital		2,769
Aggregate indebtedness		
Accrued expenses		362
Payable to affiliates		2,370
Aggregate indebtedness		2,732
Computation of basic net capital requirement		
Minimum net capital required at December 31, 2006		12.5%
Net capital requirement		342
Excess net capital	$	2,427
Aggregate indebtedness	$	2,732
Percentage of aggregate indebtedness to net capital		99%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Taberna Securities LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006

As of December 31, 2006, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker and was not in possession of any customer funds at December 31, 2006.


END